www.americandairyinc.com	www.feihe.com

May 28, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	American Dairy, Inc.
Registration Statement on Form S-l
Filed April 24, 2009
File No. 333-158777

Dear Mr. Schwall:

American Dairy, Inc. (together with its subsidiaries, the “Company”) submits this letter in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-l filed April 24, 2009 (the “Form S-1”), which also comments on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) and on the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “Form 10-Q”), as set forth in your letter to Jonathan H. Chou dated May 22, 2009.  The Company is filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  Please note that Amendment No. 1 also includes other updates to the Company’s disclosures and internal conforming changes.  For your convenience, the paragraphs in bold below restate the numbered paragraphs in the Staff’s comment letter.  The discussion below each such paragraph is the Company’s response to the Staff’s comment.

Form S-l Filed on April 24, 2009

General

1.	To the extent you make changes in your Form 10-K in response to the comments below, please make conforming changes to your Form S-l, as applicable.

Company Response:  As discussed with the Staff, the Company plans first to implement its responses to the Staff’s comments in the Form S-1 and then in the Form 10-K and Form 10-Q.  The Company believes this will allow the Company to resolve the Staff’s comments without making multiple amendments to the Form 10-K or the Form 10-Q.

Letter to H. Roger Schwall

2.	Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Company Response:  In response to the Staff’s comments, beginning on page F-35 of Amendment No. 1, the Company has included unaudited interim financial statements in accordance with Rules 8-08 and 8-03 of Regulation S-X.

3.	Please update your consents. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

Company Response:  In response to the Staff’s comments, the Company has included a new consent of its independent registered public accounting firm as Exhibit 23.1 to Amendment No. 1.  The Company advises the Staff that the consent of DLA Piper US (LLP) will be included in the Exhibit 5.1 legal opinion to be filed in a subsequent amendment to the Form S-1.

4.
Please explain to us whether or not the adoption of accounting standards in 2009 require retrospective application to prior fiscal years. If this is the case, please file the financial statements reported in your Form 10-K for the fiscal year ended December 31, 2008 with the retrospective application of the accounting standards adopted in 2009 that require retrospective application on Form 8-K under in Item 9.01. This Form 8-K then needs to be incorporated into your registration statement(s).

Company Response:  The Company respectfully advises the Staff that no accounting standards adopted in 2009 will require retrospective application to the Company’s financial statements for prior fiscal years.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

5.
Please include a separately-captioned section to discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, as required by Item 303(a)(4) of Regulation S-K.

Company Response:  The Company respectfully advises the Staff that it has no off-balance sheet arrangements.  Although this disclosure was included in the Form S-1, the Company plans to revise the Form 10-K to include such disclosure.

Expansion Strategy, page 36

6.
We note your disclosure which states “Based upon our short term liabilities, we believe our cash and cash equivalents are adequate to satisfy our working capital needs and sustain our ongoing operations for the next twelve months.  In the event of an unanticipated shortfall, we have access to a line of credit with the Construction Bank of China and other Chinese banks to fund our operations.”  Given your working capital deficiency at December 31, 2008 of $69.5 million, please enhance the discussion of your financial condition and liquidity to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.  Please refer to Section 501.13 of the Financial Reporting Codification for further guidance.

Letter to H. Roger Schwall

Company Response:  In response to the Staff’s comments, the Company has revised its discussion of its financial condition and liquidity under the heading “Expansion Strategy” on page 22 of Amendment No. 1 to address trends related to its working capital.  The Company respectfully submits that its disclosure regarding its increased cash generated from operations, its access to available bank credit, and the private debt and equity financing sources the Company believes are available to it adequately explain how the Company plans to satisfy its working capital needs and sustain its ongoing operations for the next twelve months.

Ausnutria Transaction, page 37

7.
We note your disclosure under this heading that to “resolve the incomplete transactions regarding Ausnutria, on December 16, 2008, we signed a letter of intent to sell all of the business activities and operations of Moveup.  Accordingly, Moveup is reflected in our consolidated financial statements as discontinuing operations.”  Based on this disclosure, please clarify your disclosure to explain whether or not you intend to acquire Ausnutria with the deposits paid by Moveup, or whether the Ausnutria transaction has been cancelled altogether.

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure under the heading “Ausnutria Transaction” on page 23 of Amendment No. 1 to clarify that the prior transactions to acquire Ausnutria were effectively cancelled.

8.	Please support your conclusion that Moveup is a discontinued operation. Specifically address each factor in FAS 144 in your response.

Company Response:  The Company respectfully advises the Staff that the Company has reviewed the guidance provided by the Financial Accounting Standards Board (“FASB”) in Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and concluded that Heilongjiang Moveup Co., Limited (“Moveup”) should be accounted for as a discontinuing operation in the Company’s audited financial statements as of and for its 2008 fiscal year.  The Company respectfully submits that the factors set forth in Paragraph 30 of SFAS 144 each support this conclusion:

•
Management, having the authority to approve the action, committed to a plan to sell Moveup because the Company authorized, and on December 16, 2008 entered into, a letter of intent to sell Moveup. The Company respectfully advises the Staff that the plan to sell Moveup primarily related to the Company’s efforts to unwind, in an orderly manner, previously planned transactions to acquire Ausnutria Dairy (Hunan) Company Ltd. (“Ausnutria”), including the return to the Company of the consideration it had paid to Ausnutria in 2007 and 2008.

Letter to H. Roger Schwall

•
Moveup was available for immediate sale in its present condition, subject only to terms that are usual and customary for such sales in China.  The Company did not expect that the sale would be subject to unusual conditions, or involve structural terms, that could delay the timing of the sale even if a firm commitment to purchase Moveup were obtained.  The Company submits that this expectation is reasonable given that Moveup had been formed in connection with previously planned transactions to acquire Ausnutria and that the main business reason to sell Moveup was to unwind those transactions in an orderly manner, including the return to the Company of the consideration it had paid to Ausnutria in 2007 and 2008.

•
An active program to locate a buyer and other actions required to complete the plan to sell Moveup had been initiated.  The Company had been actively negotiating the sale with Ausnutria and its affiliates, and the Company entered into a letter of intent to sell Moveup on December 16, 2008.

•
The sale of Moveup was probable and was expected to qualify for recognition as a completed sale within one year.  The Company’s conclusion that the sale was likely to occur within one year is evidenced by the fact that the transaction was embodied in a definitive equity purchase agreement on February 18, 2009, pursuant to which the final purchase payment was released to the Company in May 2009.

•
Moveup was being actively marketed for sale at a price that is reasonable in relation to its current fair value.  The main business reason for entering into the letter of intent to sell Moveup was to unwind prior transaction with Ausnutria in an orderly manner, including the return to the Company of approximately $31 million in consideration it had paid to Ausnutria in 2007 and 2008.  In this context, the Company’s active sales discussions with Ausnutria and its affiliates resulted in a sales price of approximately $43 million, which the Company respectfully submits is reasonable.  The consideration the Company received in excess of the amount it had paid as a deposit to acquire Ausnutria reflects, in part, a settlement from Ausnutria’s owners for the failure to complete the original transaction.

•
Actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.  The main actions required to complete the planned sale of Moveup were to execute a definitive equity purchase agreement, which occurred on February 18, 2009, and then satisfy all conditions to closing on the sale of Moveup contemplated therein, including the receipt of requisite government approvals in April 2009.  The Company respectfully advises the Staff that the plan to sell Moveup was the result of extensive negotiations during 2008 in order to resolve the incomplete transactions with Ausnutria’s owners and that the parties had objectively manifested their intention to pursue the plan in 2008 by executing the letter of intent.

Accordingly, the Company respectfully submits that, in accordance with SFAS 144, Moveup should be accounted for as a discontinuing operation in the Company’s audited financial statements as of and for its 2008 fiscal year.

Letter to H. Roger Schwall

9.
With regard to the Ausnutria transaction, we note you reflect the total of the deposits paid by Moveup as an asset titled ‘Receivable from discontinuing operations’ and as part of the discontinued liabilities on your consolidated balance sheets.  Please explain to us in greater detail why the deposits paid by Moveup for the Ausnutria transaction are reflected as a receivable.

Company Response:  In 2007 and 2008, the Company paid an aggregate of approximately $31 million to Ausnutria in connection with previously planned transactions to acquire Ausnutria that did not close.  The Company notes that its subsidiary Moveup was the specific party that made the payments to Ausnutria, that Moveup used funds received from inter-company advances to make such payments, that Moveup was required to repay those advances to other Company subsidiaries, and that Moveup is a discontinuing operation at December 31, 2008 whose assets and liabilities are not consolidated but, rather, shown as one line in each component of the balance sheet.  Accordingly, the Company respectfully submits that the advanced amounts should be reflected as a receivable of the continuing operation from the discontinuing operation and should not be eliminated as an inter-company receivable/payable.

Critical Accounting Policies, page 38

10.
We note you identify five areas of accounting where critical accounting policies are used to record activity.  However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations.  Please expand your disclosures to address the specific instances where uncertainties exist in your estimates.  Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.  We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information.  Please refer to FRC Section 501.14 for further guidance on this subject.

Company Response:  In response to the Staff’s comments, the Company has expanded its disclosure under the heading “Critical Accounting Policies” on page 23 of Amendment No. 1 regarding specific areas of uncertainty in the Company’s estimates.

New Accounting Pronouncements, page 39

11.	Please expand your disclosure to address the adoption of FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure under the heading “New Accounting Pronouncements,” on page 24 of Amendment No. 1, to address the adoption of FASB Staff Position  (“FSP”) Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).”  The Company has made conforming disclosure in Note 2 to its unaudited interim financial statements on page F-39 of Amendment No. 1.

Letter to H. Roger Schwall

Management’s Report on Internal Control over Financial Reporting, page 41

Remediation Plan, page 43

12.
We note your disclosure, which states “We are devoting significant resources to remediating and improving our internal controls, including hiring additional accounting, internal audit and finance staff, engaging consultants to assist with these functions, upgrading our systems, and implementing additional financial and management controls, reporting systems and procedures.”  Please expand your disclosure to indicate when you believe your remediation efforts will be completed and disclose the material costs associated with each remediation procedure.

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure under the risk factor entitled “We are subject to public company reporting and other requirements for which we will incur substantial costs and our accounting and other management systems may not be adequately prepared,” on page 5 of Amendment No. 1 to disclose its expectation as to when its remediation efforts will be complete and the aggregate remediation costs the Company has incurred to date.  The Company respectfully submits that the costs associated with each specific remediation procedure are not material.  In the Form 10-K and the Form 10-Q, the Company also plans to add similar disclosure under the headings “Management’s Report on Internal Control over Financial Reporting.”

Consolidated Balance Sheets, page F-l

13.
We note that your Advances to suppliers line item represents 16% of your total current assets as of December 31, 2008 and that it represents 27% of the amount reported as a current asset for your discontinued operations. Please expand your footnote disclosure to explain in detail the terms, nature and purpose of these advances.  Additionally, please indicate whether the advances are repaid in cash and whether or not you have a history of repayment.  Please also expand your discussion of liquidity to address the impact of these advances on your liquidity and capital resources.

Company Response:  In response to the Staff’s comments, the Company has added a new Note 11 to its audited financial statements on page F-19 of Amendment No. 1 entitled “Advances to Suppliers.”  The Company has also revised its disclosure under the heading “Net Cash Provided by (Used in) Operating Activities” on page 19 of Amendment No. 1 to discuss the impact of advances to suppliers on the Company’s liquidity and capital resources.  The Company has made conforming disclosures to add a new Note 6 to its unaudited interim financial statements on page F-41 of Amendment No. 1.

Consolidated Statements of Operations and Comprehensive Income, page F-2

14.
Please disclose the related tax effects allocated to each component of other comprehensive income either on the face of the statement in which the components of other comprehensive income are displayed or in the footnotes in accordance with paragraphs 24 and 25 of FAS 130, or otherwise explain to us how you have complied with this disclosure.

Letter to H. Roger Schwall

Company Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has reviewed the guidance provided by Paragraphs 24 and 25 of SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”) and determined that no tax effects should be disclosed in the components of other comprehensive income either on the face of the statement in which the components of other comprehensive income are displayed or in the notes to the Company’s financial statements.  Paragraphs 24 and 25 of SFAS 130 state that an enterprise shall disclose and display the amount of income tax expenses or benefit allocated to other comprehensive income.  The Company’s other comprehensive income for 2008 and 2007 arise from cumulative currency translation adjustments of its PRC-based subsidiaries.  Pursuant to Paragraph 31 of SFAS No. 109, “Accounting for Income Taxes,” the Company did not recognize the deferred tax liabilities attributable to temporary differences resulting from translation adjustments because its foreign earnings are permanently re-invested in the foreign country and the Company meets the indefinite reversal criterion of FSP APB Opinion No. 23, “Accounting for Income Taxes.”

The Company further respectfully submits that the change in fair market value of available for sale investments, which was a component of other comprehensive income in 2008, does not have a tax impact because a valuation allowance should be recorded against the future tax benefit.

Note 2. Principal Accounting Policies, page F-5

Share-based compensation, page F-9

15.
We note your disclosure under this heading that “Under the fair value recognition provisions of SFAS 123(R), the Company is required to measure the cost of employee services received in exchange for share-based compensation measured at the grant date fair value, or minimal value, of the award.” Please explain to us the circumstances in which you would use the minimal value of an award and support your treatment under the guidance of FAS 123R.

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure under the heading “Share-based compensation” on page F-12 of Amendment No. 1 to delete the reference to minimal value.

Note 5. Taxation, page F-l 1

16.
Please expand your reconciliation presenting the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate to describe the nature of each significant permanent difference and other reconciling items, as contemplated by paragraph 47 of  FAS 109, or otherwise tell us how you believe you have complied with this disclosure requirement.

Company Response:  In response to the Staff’s comment, the Company has expanded its disclosure in Note 5 to its audited financial statements, on page F-16 of Amendment No. 1, to include a reconciliation presenting the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate to describe the nature of each significant permanent difference and other reconciling items.

Letter to H. Roger Schwall

17.
We note the reconciling item for a foreign tax holiday. Please expand your disclosures to address the items in SAB Topic 11C or (1) disclose the aggregate dollar and per share effects of the tax holiday and (2) briefly describe the tactual circumstances including the date on which the special tax status will terminate.

Company Response:  In response to the Staff’s comment, the Company has expanded its disclosure in Note 5 to its audited financial statements, on page F-15 of Amendment No. 1, to (1) disclose the aggregate dollar and per share effects of the tax holiday, and (2) briefly describe the factual circumstances, including the date on which the special tax status will terminate.

18.	We note that certain of your operations are eligible for lower tax rates. Please expand your disclosure to explain how and when you determined the lower tax rates were in effect for your operations.

Company Response:  In response to the Staff’s comment, the Company has expanded its disclosure in Note 5 to its audited financial statements, on page F-15 of Amendment No. 1, to explain how and when the Company determined that the lower tax rates were in effect for its operations.

Note 9. Inventories, Net, page F-l 5

19.
Please expand your disclosure here or within MD&A to explain the reasons for the significant increase to the components of your inventory for the periods presented. In this regard, we note your total inventory balance increased 112% during the periods presented.  Please also explain the cause of the charge to your inventory reserve during 2008.

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure under the heading “Sales” on page 16 of Amendment No. 1 to discuss the increase in inventories.  In addition, the Company has revised its disclosure in Note 9 to its audited financial statements, on page F-18 of Amendment No. 1, to explain that the $431,680 charge related to a write-off of the Company’s 2007 inventory provision, since all of the subject inventory was sold during 2008 at less than full value.

Note 11. Discontinuing Operations, page F-l 5

20.	Please expand your disclosure to explain what you mean by the statement “The advance will be settled from the Moveup sales proceeds.”

Company Response:  In response to the Staff’s comments, the Company has revised its disclosure in Note 12 to its audited financial statements, on page F-20 of Amendment No. 1, to clarify that the consideration received for the sale of Moveup will be used, among other uses, to repay inter-company advances made to Moveup.  The Company has made conforming disclosure in Note 7 to its unaudited interim financial statements on page F-41 of Amendment No. 1.

Note 18. Related Party Transactions, page F-l8

21.	Please expand your disclosure to explain in greater detail the terms, date of issuance, and the nature and purpose of the amounts due from directors of the Group.

Letter to H. Roger Schwall

Company Response:  In response to the Staff’s comments, the Company has expanded its disclosure in Note 19 to its audited financial statements, on page F-23 of Amendment No. 1, to address the general purposes, terms, and timing of the amounts due from directors.  The Company has made conforming disclosure in Note 9 to its unaudited interim financial statements on page F-43 of Amendment No. 1.

Note 22. Convertible Debt Net page F-21

(1) 7.75% Convertible Notes Due 2009

22.
We note from your disclosure that on “November 12, 2008, the Company entered into an agreement with the holders of the 2009 Notes pursuant to which the Company agreed to issue to such holders an aggregate amount of 216,639 ordinary shares ($2,881,299, excluding $720,000 accrued at December 31, 2007) and such holders waived claims to additional payments under the registration rights agreement relating to the 2009 Notes.”  Please provide us with an analysis that supports your determination that the modification of the 2009 Notes did not result in a debt modification under EITF 96-19.  In this regard, we note you issued additional ordinary shares and the debt holders waived claims to additional penalty payments under the registration rights agreement.

Company Response:  The Company has reviewed the guidance in FSP No. Emerging Issues Task Force, 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), which discusses the accounting for an exchange of debt instruments with substantially different terms.  EITF 96-19 provides that such an exchange is deemed to have been accomplished if any of the following three conditions are met:

•
The present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.  With respect to the 7.75% Convertible Notes due 2009 (the “2009 Notes” and, as restructured in November 2008, the “New 2009 Notes”), the Company respectfully advises the Staff that the present value of the cash flows from the New 2009 Notes was $20,471,804 and the present value of the cash flows from the 2009 Notes was $21,417,920.  The difference in value of $946,116 is only 4%.

•
A modification or an exchange that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10% of the carrying amount of the original debt instrument immediately prior to the modification or exchange.  The Company respectfully advises the Staff that there were no changes in the embedded conversion option of the 2009 Notes.

•
A modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.  The Company respectfully advises the Staff that the New 2009 Notes did not add a substantive conversion option or eliminate a conversion option in the 2009 Notes that was substantive at the date of the exchange.

Letter to H. Roger Schwall

Accordingly, the Company respectfully submits that the exchange of the 2009 Notes for the New 2009 Notes did not result in a debt modification under EITF 96-19.

Note 29. Segments, page F-27

23.
Please separately identify and describe all significant reconciling items, as contemplated by paragraph 32 of FAS 131, for the items you identify as ‘Elimination’ in the reconciliations you provide for segment revenues, profit, and assets.  Please also include a similar reconciliation for the amount shown as ‘Expenditures for segment assets,’ as contemplated by paragraph 32(d) of FAS 131.

Company Response:  In response to the Staff’s comments, the Company has expanded its disclosure in Note 30 to its audited financial statements, on page F-32 of Amendment No. 1, to identify the eliminations more specifically and to provide a reconciliation of expenditures for segment assets.

Exhibits 31.1

24.
We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and modify your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

Company Response:  In response to the Staff’s comments, in Exhibits 31.1 and 31.2 to its Form 10-K and Form 10-Q, the Company intends to identify its certifying officers by name only and not by reference to the positions such certifying officers hold.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

25.	To the extent you make changes in your Form 10-K in response to the comments above, please make conforming changes to your Form 10-Q, as applicable.

Company Response:  As discussed with the Staff and explained in the response to Comment 1, above, the Company plans first to implement its responses to the Staff’s comments in the Form S-1 and then in the Form 10-K and Form 10-Q.

Condensed Consolidated Statements of Cash Flows, page 6

26.
Please explain to us why you believe the classification as an operating activity for the line items ‘Deposit for Longjiang Acquisition’ and ‘Deposit for disposal of a subsidiary’ is appropriate under the guidance in FAS 95.

Company Response:  The Company has reviewed the guidance in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”), which provides in Paragraph 21 that operating activities include all transactions and other events that are not defined as investing or financing activities.  The Company respectfully submits that the line items “Deposit for Longjiang Acquisition” and “Deposit for disposal of a subsidiary” do not relate to transactions or events that meet the definition of financing activities because they do not involve obtaining resources from owners and providing them with a return on, and a return of, their investment, borrowing money, or obtaining and paying for other resources obtained from creditors.

Letter to H. Roger Schwall

In addition, the Company respectfully submits that such line items do not relate to transactions or events that meet the definition of investing activities.  Investing activities include acquiring or disposing of property, plant, and equipment and other productive assets.  At March 31, 2009, the pending acquisition of the dairy processing plant located in Longjiang County, Heilongjiang Province, China (the “Pending Longjiang Acquisition”) and the pending disposition of Moveup each required government approvals in China, which if not obtained would have resulted in the refund of all deposits or other consideration and the contracts being void.  Accordingly, at March 31, 2009, the deposits could not be applied to an acquisition or a disposition because such transactions were not complete and could have been terminated and the consideration refunded.  Without an acquisition or disposition, the Company respectfully submits that the transactions do not meet the definition of investing activities and, accordingly, that these transactions should be reflected as operating activities. The Company advises the Staff that, when the requisite government approvals are obtained and the transactions are complete, the Company plans to apply the deposits to the purchase price of these transactions, effectively creating an investing activity at that time.

In response to the Staff’s comment, the Company has added disclosures to under the heading “Pending Longjiang Feihe Acquisition” on page 23 of Amendment No. 1 and under Note 14 to its unaudited interim financial statements on page F-47 of Amendment No. 1, to indicate that the Pending Longjiang Acquisition is subject to government approvals.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form S-1 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter to H. Roger Schwall

If you have any questions regarding the Form S-1 or the Company’s other filings, please feel free to contact me by phone at 86 10 8457 4688 or via email at jhc@americandairyinc.com.

Very truly yours,

/s/ Jonathon H. Chou
Jonathon H. Chou
Chief Financial Officer

cc:	Sean Donahue (SEC) Jill Davis (SEC) Jennifer O’Brien (SEC) Michael Karney (SEC) Matt Adler (DLA Piper)